UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 14, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated, November 14, 2007, and entitled “Nova Opens New Metrology Application Development Center in Taiwan”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: November 14, 2007

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646 201 9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Nova Opens New Metrology Application Development Center in Taiwan

Center will serve the Asia-Pacific Region and enable closer collaboration with customers

Rehovot, Israel – November 14, 2007 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced earlier this week the opening of a new development and demonstration center in Taiwan, to serve its customers in Taiwan, Korea, China and Singapore. Located at Nova’s Asia-Pacific Headquarters in Hsin Chu, the facility will serve as a knowledge-center and application development lab for customer applications. Additionally, it will host joint development projects with semiconductor companies. The center will showcase Nova’s state of the art NovaScan Stand Alone Metrology products and NovaMARS modeling and application development platform, including a high power computer farm for complex modeling applications. The center will also house the CrystalX II x-ray tool which is geared towards polycrystalline analysis of metallic materials used in the semiconductor manufacturing process.

Commenting on the new center, Gabi Seligsohn, President and CEO of Nova said, “The center is a reflection of our commitment to maintain a close relationship with our customers. Taiwan continues to play a key role in today’s semiconductor market and represents a significant part of our business. After several years of successful collaboration with our Taiwanese customers in the area of integrated metrology, we are pleased to now offer a wider product portfolio with our stand alone metrology platforms and expand our cooperation further.”

The grand opening event held earlier this week in Hsin Chu Taiwan hosted senior managers and professionals from the semiconductor industry in Taiwan. In his keynote address at the opening of the facility, Nick Bright, a leading industry executive and a member of Nova’s board of Directors, noted that Taiwan is expected to overtake the United States as the world’s second largest microchip supplier, possibly as soon as this year.  “Nova’s strategic decision to open this demo center and application lab in Hsin Chu recognizes Taiwan’s influence in technology developed worldwide.”

According to Taiwan’s Semiconductor Industry Association (TSIA) in 2006, Taiwan’s 13 manufacturing companies’ revenues were NT$ 767 Billion (US$ 23.7 Billion). Taiwan’s foundries generate about 60% of the world foundry revenues and Taiwan’s DRAM manufacturers generate about 25% of the world’s DRAM revenues.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding our anticipated market position, trends, demand for our products, expected deliveries, expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements or the applicability of those requirements to Nova and changes in customer demand for our products. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.